Exhibit 19.1
CIDARA THERAPEUTICS, INC. INSIDER TRADING POLICY
PERSONS COVERED
This Insider Trading Policy of Cidara Therapeutics, Inc. (the “Company”) applies to all directors, officers, other employees and consultants of the Company and its subsidiaries. It also applies to their family members who reside with them, anyone else who lives in their households and any family members who do not live in their households but whose transactions in the Company’s securities are directed by, or subject to, the influence or control of a director, officer, other employee or consultant of the Company.

PURPOSE AND POLICY
The purpose of this Insider Trading Policy is to clarify the circumstances under which trading in the stock of the Company or another publicly-traded company with which the Company has business dealings (each, a “Third Party”) by the Company’s directors, officers, other employees and consultants will result in civil liability and criminal penalties, as well as disciplinary action by the Company.

During the course of your employment or service with the Company, you may receive important information that is not yet publicly available, i.e., not disclosed to the public in a press release or filing with the Securities and Exchange Commission (“Material Non-public Information” or “MNPI”), about the Company or a Third Party. Because of your access to this information, you may be in a position to profit financially by buying or selling or in some other way dealing in the Company’s or a Third Party’s stock, or to disclose such information to a third party who does so (known as a “Tippee”).

It is illegal for anyone to use MNPI to gain personal benefit, or to pass on, or “tip,” the information to someone who does so. There is no de minimis exception to this rule. Use of MNPI to gain personal benefit and tipping are as illegal with respect to a few shares of stock as they are with respect to a large number of shares. You can be held liable both for your own transactions and for transactions effected by a Tippee, or even a Tippee of a Tippee. Furthermore it is important that the appearance as well as the act of insider trading in stock be avoided.

EXCEPTIONS

Please note that, generally, transactions directly with the Company, i.e., option exercises or purchases under the Company’s employee stock purchase plan, will not create problems. However, the subsequent sale or other disposition of such stock is fully subject to these restrictions. In addition, purchases or sales pursuant to a written plan that meets the requirements of Rule 10b5- 1 under the Securities Exchange Act of 1934, as amended, may be made without restriction provided that the plan was adopted in accordance with Company policies.

INSIDE INFORMATION
As a practical matter, it is sometimes difficult to determine whether you possess MNPI. The key to determining whether nonpublic information you possess about a public company is MNPI is whether dissemination of the information would be likely to affect the market price of the company’s stock or would be likely to be considered important by investors who are considering trading in that company’s stock. Certainly, if the information makes you want to trade, it would probably have the same effect on others. Both positive and negative information can be material. If you possess MNPI about a company, you must refrain from trading in that company’s stock, advising anyone else to do so or communicating the information to anyone else until you know that the information has been disseminated to the public. “Trading” includes engaging in short sales, transactions in put or call options, hedging transactions and other inherently speculative transactions.

Although this is by no means an exhaustive list, information about the following items may be considered to be MNPI until it is publicly disseminated:

(a)clinical developments;
(b)financial results or forecasts;
(c)regulatory developments, including developments with the United States Food and Drug Administration and similar foreign agencies;
(d)establishment of, or developments in, strategic partnerships, joint ventures or similar collaborations;
(e)communications with government agencies;
(f)strategic plans;
(g)potential mergers, acquisitions, tender offers or the sale of assets of the Company or a subsidiary thereof;
(h)potential acquisitions of additional product candidates or technology;
(i)notice of issuance of patents or the acquisition of other material intellectual property rights;
(j)significant changes or developments in the biopharmaceutical industry or technological innovations;
(k)new major contracts, orders, suppliers, customers, or finance sources, or the loss thereof;
(l)significant changes or developments in supplies;
(m)significant pricing changes;
(n)events regarding the Company’s securities (e.g., defaults on senior securities, calls of securities for redemption, repurchase plans, stock splits, public or private equity/debt offerings, or changes in Company dividend policies or amounts);
(o)significant changes in control or senior management;
(p)significant changes in compensation policy;

(q)bankruptcies or receiverships;
(r)actual or threatened major litigation, or a major development in or the resolution of such litigation; and
(s)change in auditors or a notification that the Company can no longer rely on an auditor’s report.

PROHIBITION OF SPECULATIVE TRADING

No officer, director, other employee or consultant of the Company may engage in short sales, transactions in put or call options, hedging transactions or other inherently speculative transactions with respect to the Company’s stock at any time. In addition, no officer, director, other employee or consultant of the Company may margin, or make any offer to margin, or otherwise pledge as security, any of the Company’s stock, including without limitation, borrowing against such stock, at any time.

WINDOW PERIOD POLICY
Under a separate policy applicable to the Company’s directors, officers and other designated employees, certain transactions in the Company’s stock are limited to defined time periods following public dissemination of quarterly and annual financial results, notification to one or more designated pre- clearance individuals prior to engaging in transactions in the Company’s stock is required, and other restrictions designed to minimize the risk of apparent or actual insider trading are described.

APPLICATION
Anyone who effects transactions in the Company’s or a Third Party’s stock (or provides information to enable others to do so) on the basis of MNPI is subject to both civil liability and criminal penalties, including imprisonment, as well as disciplinary action by the Company, up to and including termination for cause.

This Insider Trading Policy will continue to apply to your transactions in the Company’s or a Third Party’s stock even after your employment or service with the Company has terminated. If you are in possession of MNPI when your employment or service terminates, you may not trade in the Company’s stock until the information has become public or is no longer material.

A director, officer, other employee or consultant who has questions about these matters should speak with his or her own attorney or to the Company’s Chief Financial Officer or General Counsel.
Any director, officer, other employee or consultant of the Company who knows of or suspects a violation of this Insider Trading Policy should report the violation immediately to the Company’s Chief Financial Officer, General Counsel or Compliance Officer or through the procedures for anonymous reporting outlined in the Company’s Code of Business Conduct and Ethics. The Company and its subsidiaries will comply with all requests from the U.S. Securities and Exchange Commission, the Nasdaq Stock Market, Inc. and other agencies for information related to insider trading investigations.